WHITE & CASE

Studio Legale Associato a White & Case
Via dell'Annunciata, 7
20121 Milan, Italy

Tel. +39 0
Fax +39 02
www.white

04045221

SUPPL

September 27, 2004 **File Number 82-5126**

Office of International Corporate Finance, Mail Stop 3-2
Division of Corporation Finance
Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Cassa di Risparmio di Firenze S.p.A. – File Number 82-5126

Ladies and Gentlemen:

I refer to the above-referenced exemption granted previously to Cassa di Risparmio di Firenze S.p.A. (the "Company") pursuant to Rule 12g3-2(b) (the "Rule") of the Securities Exchange Act of 1934, as amended (the "Act") and hereby transmit to you the following documentation and information required to be submitted pursuant to the Rule.

A. An English version of the press release dated September 13, 2004 regarding the approval of the consolidated half-year report by the Board of Directors of the Company.

Please note that, although the full consolidated semi-annual report referred to in the press release is not available in the English language, the Company believes that the content of the press release provides a comprehensive summary of such report.

B. An English version of the communication to the market regarding the acquisition and sale of shares of the Company in the month of August 2004.

As stated in paragraph (5) of the Rule, the Company understands that its furnishing the Securities and Exchange Commission with the information set forth above together with the documents being transmitted herewith, pursuant to the Rule, shall not constitute an admission for any purpose that the Company is subject to the provisions of the Act.

dw 10/1

Please contact the undersigned in connection with any of the points discussed in this letter.

Best regards,

Arturo Meglio

cc: Marco Falleri
Cassa di Risparmio di Firenze, S.p.A.
(without enclosures)

BANCA CR FIRENZE

Press release

CONSOLIDATED HALF-YEARLY REPORT APPROVED

- **CONSOLIDATED NET EARNINGS UP BY 18%**
- **Adjusted ROE 13.6%**
- **TOTAL FINANCIAL ASSETS € 33,811 MILLION (+9.8%)**

The Board of Directors of Banca CR Firenze Spa today approved the Consolidated Half-Yearly Report as at 30 June 2004.

As a result of changes in the Group's scope of consolidation, with particular regard to the acquisition of 68.09% of the share capital of Cassa di Risparmio della Spezia, a profit and loss account as at 30 June 2003 and balance sheet as at 31 December 2003 were drawn up on a *pro-forma* basis for a meaningful and consistent comparison. The comments on the relevant changes will refer to this profit and loss account and balance sheet.

The Banca CR Firenze Group ended the first six months of the year with **consolidated net earnings** of **€49.8 million**, an **increase of 18%,** and **adjusted ROE** of **13,6%.**

Net interest income was **€334.2 million**, an **increase of 2.6%** on the same period last year. As usual, this result was boosted by the good performance of consumer credit which more than compensated for the reduction in the total spread which has occurred over the last twelve months.

Total revenues closed at **€564.7 million, an increase of 4.3%.** The contribution of **net commissions** and **other net operating income** (**€195,1 million**) **increased** by **6.6%**.

Total costs (excluding amortisation of goodwill) grew in line with the Industrial Plan (**+2.7%**) closing at **€376.6 million**. It is worth noting that for the banking component of the Group, **excluding Findomestic** currently in the midst of great expansion, total costs **increased by 0.8%** (€ 310.60 million).

Contacts : Investor Relations - Marco Falleri +39 055 2612284
eMail marco.falleri@carifirenze.it

Operating income consequently reached €188,1 million with a **7.5%** increase on the same period last year.

The total amount of **provisions and net write-downs** on loans **rose moderately** (**+1.7%** to **€48.0 million**). This figure, together with the substantial stability of all indicators regarding the quality of the customer loans portfolio (net non-performing loans/net loans 1.2% - Total net risk entries/net loans 2.8%) confirms the high quality of **lending**. Lending reached **€14,543 million**, an increase of **4.3%.**

Total financial assets reached €33,811 million (**+9.8%**) thanks, in particular, to the positive contribution of indirect deposits (+16.7% to €18,656 million).

Finally, the constant attention paid to cost control brought about a further reduction in the **cost/income** ratio which **fell** to **65.3%** [1] (66.4% as at 30 June 2003).

Florence, 13 September 2004

[1] The ratio is calculated as follows: Administrative costs (net of expenses recoveries), amortisation (excluding amortisation of goodwill), provision to the reserve for risks and charges for staff relating to the Pension Supplement Fund / Total revenues (net of expenses recoveries).

CONSOLIDATED FINANCIAL STATEMENTS

(Euro /000)

ASSETS	30 June 2004	31 Dec. 2003	31 Dec. 2003 pro forma	30 June 2003
Cash on hand and with central banks and post offices	**123,593**	**123,590**	**146,728**	**108,097**
Italian government securities and similar securities eligible for refinancing	**232,306**	**181,285**	**246,959**	**254,168**
Amounts owing by banks	**1,263,472**	**1,146,480**	**1,360,164**	**1,239,011**
(a) sight	272,943	371,284	366,209	161,211
(b) other	990,529	775,196	993,955	1,077,800
Customer loans	**14,543,419**	**13,101,453**	**13,939,909**	**12,728,037**
including: loans from third-party funds under administration	387	493	493	602
Bonds and other debt securities	**2,234,420**	**1,638,189**	**2,107,647**	**1,548,734**
(a) of public issuers	1,101,822	1,132,440	1,196,729	1,118,099
(b) of banks	865,976	327,846	662,068	270,223
including: own securities	40,414	39,892	41,590	27,234
(c) of financial institutions	74,877	77,768	77,768	60,628
(d) of other issuers	191,745	100,135	171,082	99,784
Shares and other equity securities	**52,399**	**37,116**	**37,424**	**45,200**
Partecipating interests other than in Group companies	**362,782**	**380,829**	**386,617**	**378,019**
(a) valued on equity method	81,521	96,435	96,435	92,497
(b) other	281,261	284,394	290,182	285,522
Partecipating interests in Group companies	**40,014**	**42,167**	**42,168**	**20,691**
(a) valued on equity method	38,568	40,465	40,465	17,876
(b) other	1,446	1,702	1,703	2,815
Goodwill arising on consolidation	**280,825**	**164,191**	**281,740**	**177,247**
Goodwil on equity-valued holdings	**211**	**165**	**165**	**200**
Intangible assets	**49,192**	**55,972**	**56,198**	**59,132**
including: goodwill	9,972	10,558	10,558	11,731
Property and equipment	**313,720**	**291,574**	**320,142**	**327,205**
Own shares (nominal value 85,6)	**29**	**160**	**160**	**1,973**
Other assets	**773,875**	**1,274,792**	**982,977**	**945,439**
Accrued income and prepayments	**167,038**	**132,968**	**140,675**	**133,821**
(a) accrued income	113,982	91,041	95,284	93,980
(b) prepayments	53,046	41,927	45,391	39,931
including: issue discounts on securities	1,820	1,729	1,729	627
TOTAL ASSETS	**20,437,295**	**18,570,931**	**20,049,673**	**17,966,974**

CONSOLIDATED FINANCIAL STATEMENTS

(Euro /000)

LIABILITIES AND SHAREHOLDER'S EQUITY	30 June 2004	31 Dec. 2003	31 Dec. 2003 pro forma	30 June 2003
Amounts owing to banks	**2,366,267**	**2,318,001**	**2,274,236**	**2,310,817**
(a) sight	320,403	356,762	310,329	560,181
(b) at maturity date or notice	2,045,864	1,961,239	1,963,907	1,750,636
Customer deposits	**9,143,063**	**8,212,536**	**9,232,829**	**7,861,827**
(a) sight	8,313,356	7,376,029	8,298,087	7,087,663
(b) at maturity date or notice	829,707	836,507	934,742	774,164
Debt securities issued	**5,012,134**	**4,045,362**	**4,528,077**	**4,141,022**
(a) bonds	4,562,563	3,632,281	4,085,226	3,673,468
(b) certificates of deposit	349,824	351,785	381,478	393,307
(c) other	99,747	61,296	61,373	74,247
Third-part funds in administration	**1,975**	**2,396**	**2,396**	**2,813**
Other liabilities	**964,591**	**1,121,172**	**1,070,748**	**1,091,460**
Accrued liabilities and deferred income	**146,881**	**116,148**	**124,341**	**126,763**
(a) accrued liabilities	111,123	86,044	93,781	97,155
(b) deferred income	35,758	30,104	30,560	29,608
Provision for staff termination pay	**171,973**	**153,001**	**168,564**	**155,363**
Provisions for risks and charges	**312,361**	**366,890**	**379,565**	**323,325**
(a) provisions for pensions and similar obligations	164,488	161,347	166,690	159,711
(b) tax provisions	70,193	137,838	142,315	84,123
(d) other provisions	77,680	67,705	70,560	79,491
Provisions for loan losses	**27,446**	**26,249**	**26,254**	**31,400**
Reserve for general banking risks	**65,615**	**65,615**	**65,615**	**65,615**
Subordinated debt	**997,190**	**1,034,190**	**1,034,190**	**804,190**
Negative differences arising on consolidation	**386**	**8**	**56**	**8**
Negative differences on equity-valued holdings	**285**	**601**	**601**	**540**
Minority interests	**198,614**	**150,641**	**200,803**	**143,137**
Share capital	**645,933**	**620,152**	**620,152**	**619,825**
Share premium	**55,286**	**375**	**375**	**0**
Reserves	**276,092**	**240,719**	**234,778**	**241,369**
(a) legal reserve	128,039	127,087	127,087	127,087
(b) reserve for own shares	29	160	160	1,973
(c) statutory reserves	28,499	23,202	24,028	23,142
(d) other reserves	119,525	90,270	83,503	89,167
Revalutation reserves	**1,412**	**1,412**	**1,412**	**1,413**
Net profit for the period	**49,791**	**95,463**	**84,681**	**46,087**
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	**20,437,295**	**18,570,931**	**20,049,673**	**17,966,974**

GUARANTEES	30 June 2004	31 Dec. 2003	31 Dec. 2003 pro forma	30 June 2003
Guarantees issued	**695,196**	**633,870**	**741,003**	**650,574**
of which	0	0	0	0
acceptances	19,923	11,293	11,376	11,907
other guarantees	675,273	622,577	729,627	638,667
Commitments	**934,841**	**420,884**	**464,682**	**765,969**

GRUPPO
BANCA CR FIRENZE

CONSOLIDATED FINANCIAL STATEMENTS

(Euro /000)

CONSOLIDATED PROFIT AND LOSS ACCOUNT	30 June 2004	31 Dec. 2003	30 June 2003	30 June 2003 pro forma
Interest earned and similar income	**485,663**	**909,277**	**466,051**	**500,916**
including: on customer loans	441,165	831,739	419,654	444,130
on debt securities	26,653	48,951	26,126	34,509
Interest expense and similar charges	**-151,543**	**-297,032**	**-163,014**	**-175,155**
including: on customer deposits	-42,395	-84,368	-47,576	-51,275
on debt securities	-70,296	-133,356	-71,320	-78,596
Dividends and other income	**8,334**	**9,676**	**9,418**	**6,264**
(a) on shares and other equity securities	373	397	384	247
(b) on partecipating interests	7,961	9,279	9,034	6,017
Commissions earned	**180,936**	**319,892**	**151,022**	**162,996**
Commissions expense	**-42,070**	**-71,538**	**-30,728**	**-31,274**
Gain (losses) on financial transactions	**20,735**	**25,304**	**17,813**	**19,977**
Other operating income	**69,742**	**127,942**	**61,514**	**65,687**
Administrative expenses	**-347,869**	**-614,671**	**-304,762**	**-334,224**
(a) staff costs	-210,322	-378,669	-190,627	-208,959
includind: salaries and wages	*-152,051*	*-272,238*	*-133,886*	*-151,119*
social security contributions	*-38,338*	*-70,053*	*-31,918*	*-36,895*
staff severance pay	*-12,262*	*-22,545*	*-10,962*	*-12,346*
pensions and similar obligations	*-3,520*	*-6,472*	*-2,905*	*-3,640*
(b) other administrative expenses	-137,547	-236,002	-114,135	-125,265
Value adjustments to intangible assets and property and equipment	**-48,670**	**-87,527**	**-44,443**	**-52,266**
Provisions for risks and charges	**-10,248**	**-12,966**	**-6,840**	**-7,136**
Other operating expenses	**-13,483**	**-28,998**	**-14,126**	**-14,126**
Value adjustments to loans and provisions for guarantees and commitments	**-58,495**	**-108,942**	**-49,312**	**-52,225**
Value re-adjustments to loans and provisions for guarantees and commitments	**25,143**	**33,241**	**17,363**	**18,154**
Provisions for loan losses	**-14,604**	**-16,135**	**-13,077**	**-13,091**
Value adjustments to non-current financial assets	**-2,371**	**-2,626**	**-2,119**	**-2,130**
Value re- adjustments to non-current financial assets	**44**	**573**	**537**	**546**
Profit (Losses) of companies recorded on equity method	**6,300**	**14,979**	**6,616**	**6,616**
Profit (Losses) from ordinary activities	**107,544**	**200,449**	**101,913**	**99,529**
Exceptional income	**12,867**	**27,346**	**7,386**	**11,589**
Exceptional charges	**-9,997**	**-16,123**	**-4,567**	**-8,629**
Gain (loss) on exceptional items - net	**2,870**	**11,223**	**2,819**	**2,960**
Income taxes for the period	**-52,624**	**-102,576**	**-51,498**	**-51,874**
Profit for the year pertaining to minority interests	**-7,999**	**-13,633**	**-7,147**	**-8,414**
NET PROFIT FOR THE PERIOD	**49,791**	**95,463**	**46,087**	**42,201**

CONSOLIDATED FINANCIAL STATEMENTS

(Euro /000)

RECLASSIFIED CONSOLIDATED PROFIT AND LOSS ACCOUNT	30 June 2004	30 June 2003 pro forma	Change	31 Dec. 2003 pro forma
Interest margin	**334.2**	**325.7**	**2.6%**	**656.1**
Dividends	8.4	6.2	35.5%	10.5
Net commissions	138.9	131.6	5.5%	272.2
Other operating income - net	56.2	51.5	9.1%	107.6
Gain (losses) on financial transactions and share dividends - net	20.7	20.0	3.5%	27.7
Profits of equity recorded companies	6.3	6.6	-4.5%	15.0
Total income	**564.7**	**541.6**	**4.3%**	**1,089.1**
Administrative expenses	-347.8	-334.0	4.1%	-671.9
(a) staff costs	*-210.3*	*-208.9*	0.7%	-414.0
(b) other administrative expenses	*-137.5*	*-125.1*	9.9%	-258.0
Depreciation of property and equipment and amortization of intangible assets	-28.8	-32.6	-11.7%	-63.8
Operating profit	**188.1**	**175.0**	**7.5%**	**353.4**
Amortization of goodwill on consolidated and equity-valued companies	-19.9	-19.7	1.0%	-39.4
Provisions for risks and charges	-10.2	-7.1	43.7%	-13.9
Provisions for loan losses and value adjustments to loans - net	-48.0	-47.2	1.7%	-105.8
Value adjustments to non-current financial assets - net	-2.5	-1.5	66.7%	-1.9
Profit (Losses) from ordinary activities	**107.5**	**99.5**	**8.0%**	**192.4**
Gain (loss) on exceptional items - net	2.9	3.0	-3.3%	13.5
Gross profit	**110.4**	**102.5**	**7.7%**	**205.9**
Income taxes for the period	-52.6	-51.9	1.3%	-106.5
Net profit pertaining to minority interests	-8.0	-8.4	-4.8%	-14.7
GROUP NET PROFIT FOR THE PERIOD	**49.8**	**42.2**	**18.0%**	**84.7**

TOTAL FINANCIAL ASSETS

(Euro /000)

	30 June 2004	31 Dec. 2003	Var.
Direct funding	**15,154.5**	**14,797.5**	**2.4%**
Indirect funding	**18,656.1**	**15,992.6**	**16.7%**
Assets under custody	8,693.3	6,219.4	39.8%
Assets under management	9,962.8	9,773.2	1.9%
	0.0	0.0	0.0%
Discretionary accounts	2,687.4	2,573.9	4.4%
Mutual funds	4,760.5	4,868.7	-2.2%
Insurance products	2,514.9	2,330.6	7.9%
TOTAL FINANCIAL ASSETS	**33,810.6**	**30,790.1**	**9.8%**

BANCA CR FIRENZE

FINANCIAL STATEMENTS

(Euro /000)

ASSETS	30 June 2004	31 Dec. 2003	30 June 2003
Cash on hand and with central banks and post offices	**61,373**	**80,105**	**67,588**
Italian government securities and similar securities eligible for refinancing with central banks	**90,785**	**15,258**	**61,849**
Amounts owing by banks	**1,371,899**	**1,360,278**	**1,473,106**
(a) sight	203,530	396,048	154,575
(b) other	1,168,369	964,230	1,318,531
Customer loans	**7,766,931**	**7,680,317**	**7,552,216**
including: loans from third-party funds under administration	366	455	602
Bonds and other debt securities	**1,330,343**	**1,309,444**	**1,200,431**
(a) of public issuers	728,158	820,535	769,923
(b) of banks	424,198	322,110	271,976
including: own securities	37,314	39,390	27,143
(c) of financial institutions	74,573	77,464	60,110
(d) of other issuers	103,414	89,335	98,422
Shares and other equity securities	**41,986**	**27,750**	**35,559**
Partecipating interests other than in Group companies	**313,302**	**331,075**	**330,992**
Partecipating interests in Group companies	**926,798**	**660,247**	**641,328**
Intangible assets	**32,830**	**38,676**	**40,209**
including: goodwill	9,972	10,558	11,731
Property and equipment	**190,577**	**196,964**	**235,317**
Own shares	**29**	**57**	**13**
Other assets	**306,654**	**527,254**	**415,623**
Accrued income and prepayments	**76,350**	**64,426**	**65,417**
(a) accrued income	71,582	62,189	62,611
(b) prepayments	4,768	2,237	2,806
including: issue discounts on securities	1,409	1,500	351
TOTAL ASSETS	**12,509,857**	**12,291,851**	**12,119,648**

BANCA
CR FIRENZE

FINANCIAL STATEMENTS

(Euro /000)

LIABILITIES AND SHAREHOLDER'S EQUITY	30 June 2004	31 Dec. 2003	30 June 2003
Amounts owing to banks	**1,028,916**	**950,456**	**1,169,096**
(a) sight	309,222	338,631	576,150
(b) at maturity date or notice	719,694	611,825	592,946
Customer deposits	**6,044,282**	**6,116,339**	**5,833,901**
(a) sight	5,562,170	5,568,472	5,369,724
(b) at maturity date or notice	482,112	547,867	464,177
Debt securities issued	**2,472,520**	**2,382,551**	**2,447,635**
(a) bonds	2,180,508	2,107,697	2,134,612
(b) certificates of deposit	205,390	223,297	250,996
(c) other	86,622	51,557	62,027
Third-part funds in administration	**1,786**	**2,161**	**2,544**
Other liabilities	**507,980**	**457,573**	**541,722**
Accrued liabilities and deferred income	**73,048**	**59,623**	**61,709**
(a) accrued liabilities	69,360	56,414	57,896
(b) deferred income	3,688	3,209	3,813
Provision for staff termination pay	**116,776**	**114,416**	**115,805**
Provisions for risks and charges	**194,832**	**231,542**	**217,914**
(a) provisions for pensions and similar obligations	116,009	115,311	113,845
(b) tax provisions	24,222	68,498	47,975
(d) other provisions	54,601	47,733	56,094
Provisions for loan losses	**18,002**	**17,375**	**22,303**
Reserve for general banking risks	**62,475**	**62,475**	**62,475**
Subordinated debt	**962,190**	**964,190**	**734,190**
Share capital	**645,933**	**620,152**	**619,825**
Share premium	**55,285**	**375**	**0**
Reserves	**255,269**	**222,115**	**222,012**
(a) legal reserve	124,287	124,287	124,287
(b) reserve for own shares	29	57	13
(c) statutory reserves	10,997	10,969	10,910
(d) other reserves	119,956	86,802	86,802
Net profit for the period	**70,563**	**90,508**	**68,517**
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	**12,509,857**	**12,291,851**	**12,119,648**

GUARANTEES	30 June 2004	31 Dec. 2003	30 June 2003
Guarantees issued	**444,093**	**479,847**	**473,691**
of which			
acceptances	13,819	9,298	9,239
other guarantees	430,274	470,549	464,452
Commitments	**747,911**	**308,488**	**1,366,024**

BANCA CR FIRENZE

FINANCIAL STATEMENTS

(Euro /000)

PROFIT AND LOSS ACCOUNT	30 June 2004	31 Dec. 2003[1]	30 June 2003[1]
Interest earned and similar income	**218,149**	**463,744**	**243,038**
including: on customer loans	187,602	395,017	205,923
on debt securities	14,913	33,884	17,997
Interest expense and similar charges	**-81,023**	**-176,859**	**-97,750**
including: on customer deposits	-29,899	-63,263	-36,135
on debt securities	-40,110	-84,154	-46,030
Dividends and other income[1]	**52,573**	**45,818**	**44,685**
(a) on shares and other equity securities	310	274	276
(b) on partecipating interests	9,443	11,184	10,049
(c) on Group companies	42,820	34,360	34,360
Commissions earned	**86,030**	**179,409**	**87,072**
Commissions expense	**-8,934**	**-18,722**	**-7,211**
Gain (losses) on financial transactions	**18,763**	**22,741**	**15,503**
Other operating income	**38,195**	**78,339**	**37,188**
Administrative expenses	**-184,437**	**-366,454**	**-181,561**
(a) staff costs	-112,994	-223,371	-113,546
includind: salaries and wages	*-83,238*	*-162,818*	*-84,376*
social security contributions	*-18,991*	*-39,678*	*-17,995*
staff severance pay	*-7,163*	*-14,596*	*-7,306*
pensions and similar obligations	*-1,129*	*-2,053*	*-978*
(b) other administrative expenses	-71,443	-143,083	-68,015
Value adjustments to intangible assets and property and equipment	**-18,387**	**-40,278**	**-21,161**
Provisions for risks and charges	**-7,115**	**-8,679**	**-3,990**
Other operating expenses	**-1,106**	**-3,280**	**-1,641**
Value adjustments to loans and provisions for guarantees and commitments	**-25,912**	**-58,111**	**-27,668**
Value re-adjustments to loans and provisions for guarantees and commitments	**12,605**	**19,633**	**11,578**
Provisions for loan losses	**-12,000**	**-11,816**	**-10,750**
Value adjustments to non-current financial assets	**-2,368**	**-2,999**	**-2,701**
Value re- adjustments to non-current financial assets	**37**	**218**	**218**
Profit (Losses) from ordinary activities	**85,070**	**122,704**	**84,849**
Exceptional income	**9,778**	**19,779**	**9,274**
Exceptional charges	**-6,185**	**-9,016**	**-3,561**
Gain (loss) on exceptional items - net	**3,593**	**10,763**	**5,713**
Income taxes for the period[1]	**-18,100**	**-42,959**	**-22,045**
NET PROFIT FOR THE PERIOD	**70,563**	**90,508**	**68,517**

1) Positions *Dividends and other income*, *Income from ordinary activities* and *Income taxes for the period* have been elaborated on a "proforma" basis in consideration of the new fiscal regulations, effective since January 1st, 2004, which cancel any tax credit on dividends

BANCA CR FIRENZE

ACQUISITION/SALE OF TREASURY STOCK - AUGUST 2004

AUGUST 2004 - Banca CR Firenze (Parent company)			
Market	Acquisition/Sale	No. of shares	No. of transactions
Milan	A	353,500	167
Milan	S	15,720	18